

16014984

aWB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC Mail Processing Section

MAY 31 2016

Washington DC 409

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50986

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2015 (MM/DD/YY) AND ENDING 03/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4221 Harborview Drive, Suite 200

(No. and Street)

Gig Harbor	Washington	98335
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Myott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas Capital Group, Inc, as of March 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Nevada
County of Clark
Subscribed and sworn to (or affirmed) before me on this 17 day of May, 2016 by Stephen Myott proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Signature

VP of Treasurer
Title

Notary Public



LEE TUAZON
NOTARY PUBLIC
STATE OF NEVADA
My Commission Expires: 7-31-2019
Certificate No: 15-2689-1

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents
As of and for the Year Ended March 31, 2016



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Thomas Capital Group, Inc.

We have audited the accompanying statement of financial condition of Thomas Capital Group, Inc. as of March 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Thomas Capital Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas Capital Group, Inc. as of March 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Thomas Capital Group, Inc.'s financial statements. The supplemental information is the responsibility of Thomas Capital Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
May 19, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE℠

Thomas Capital Group, Inc.

Statement of Financial Condition
Year Ended March 31, 2016

ASSETS

Cash and cash equivalents	$	87,519
Accounts receivable		31,873
Client reimbursement receivable		6,040
Prepaid expenses		8,131
Investments in securities, at fair market value		273
Investments in private investment funds, at estimated fair value		211,639
Fixed, net of accumulated depreciation of $51,519		2,221
TOTAL ASSETS	$	347,696

LIABILITIES AND STOCKHOLDERS' CAPITAL

LIABILITIES:		
Accounts payable and accrued expenses	$	16,057
TOTAL LIABILITIES		16,057
STOCKHOLDERS' CAPITAL		
Common Stock, no par value, 200,000 shares authorized, 105,220 issued, and outstanding	$	3,024,485
Accumulated Deficit		(2,692,846)
TOTAL STOCKHOLDERS' CAPITAL		331,639
TOTAL LIABILITIES AND STOCKHOLDERS' CAPITAL	$	347,696

See Independent Auditors' Report and Notes to Financial Statements

Thomas Capital Group, Inc.

Statement of Operations
Year Ended March 31, 2016

REVENUE:	
Investment banking fees	$ 519,756
Net gain on investments	1,928
Total revenue	521,684
OPERATING EXPENSES:	
Employee compensation and benefits	527,206
Rent	75,321
Regulatory fees and expenses	50,323
Communications	20,716
Professional Fees	71,012
Other Operating Expenses	12,800
Total expenses	757,378
NET LOSS	$ (235,694)

See Independent Auditors' Report and Notes to Financial Statements

Thomas Capital Group, Inc.

Statement of Changes in Stockholders' Capital
Year Ended March 31, 2016

	Common Stock	Accumulated Deficit	Shareholders' Equity
April 1, 2015	$ 2,974,485	$ (2,457,152)	$ 517,333
Contributions	50,000	-	50,000
Net Loss	-	(235,694)	(235,694)
March 31, 2016	$ 3,024,485	$ (2,692,846)	$ 331,639

See Independent Auditors' Report and Notes to Financial Statements

Thomas Capital Group, Inc.

Statement of Cash Flows
Year Ended March 31, 2016

OPERATING ACTIVITIES:	
Net loss	$ (235,694)
Adjustments to reconcile net income to net cash provided by operating activities	
Realized loss on disposition of equipment	1,749
Net gain on investments	3,551
Depreciation expense	2,402
Changes in operating assets and liabilities	
Increase in accounts receivable	(31,873)
Decrease in due from clients	782
Decrease in prepaid expenses and deposits	12,721
Decrease in accounts payable and accrued expenses	(409)
Net cash used by operating activities	(246,772)
INVESTING ACTIVITIES:	
Purchase of property, plant, equipment	(2,715)
Return of capital from investments in private investment funds	28,398
Net cash provided by financing activities	25,683
FINANCING ACTIVITIES:	
Capital contributions	50,000
Net cash provided by investing activities	50,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(171,089)
CASH AT BEGINNING OF YEAR	258,607
CASH AT END OF YEAR	$ 87,519

See Independent Auditors' Report and Notes to Financial Statements

Notes to Financial Statements
Year Ended March 31, 2016

Note 1 - Description of Operations and Summary of Significant Accounting Policies

Operations - Pursuant to a plan of reorganization effective January 1, 2008, Thomas Capital Group, Inc. (the "Company"), a Washington Subchapter S Corporation, is the successor organization to Thomas Capital Group, LLC. Thomas Capital Group, Inc. assumed all of the assets and liabilities of Thomas Capital Group, LLC, and no changes in ownership and/or control occurred. The Company continues the business of the registered predecessor broker-dealer as a private equity placement agent focused on raising capital for private equity funds and alternative investment products from institutional investors. It is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's primary source of revenue is contractual retainer and placement fees.

In 2011, the Company formed a wholly owned investment adviser subsidiary, Thomas Investment Group, LLC, which it registered in the State of Washington. This subsidiary company has not been funded nor has it yet to conduct any business.

Revenue Recognition - Revenues include fees arising from client fund offerings in which the Company acts as an agent. Revenues also include fees earned from providing financial consulting services. Generally, retainer fees for contracted services are due on a periodic basis during the estimated contract term. The Company recognizes nonrefundable retainer fees when received. A success fee is recognized when earned at the closing of a sale of an investment interest (or at the initial fund drawdown if later). Reimbursable out-of-pocket expenses are recorded as incurred.

Cash and cash equivalents - The Company may hold cash in financial institutions that exceeds the Federal Deposit Insurance Corporation (FDIC) insurable limit. The Company mitigates this credit risk by only using highly qualified financial institutions.

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents. The Company includes money market accounts as cash equivalents.

Due From Clients, net - The Company carries its accounts and notes receivable at cost, net of any allowance for estimated uncollectible amounts. Principal payments are generally made in one to ten installments subject to provisions of the client contract. The Company evaluates amounts due from clients on an ongoing basis and reserves for estimated uncollectible amounts. In its evaluation, the Company assesses the credit history and current relationships with clients having outstanding balances, as well as current market conditions. Reserved amounts are written-off when they are determined to be uncollectible. Based on its evaluation at March 31, 2016, no amounts have been reserved for, or written-off.

Furniture and Equipment - Furniture and equipment are stated at cost. Depreciation is computed on the straight-line basis over three to five years. Depreciation expense totals $2,402 for the fiscal year ended March 31, 2016.

Marketable Securities - Equity securities held for investment purposes are carried at market value as determined by the closing price of the reporting period.

Notes to Financial Statements
Year Ended March 31, 2016

Taxes - The Company has elected to be a Subchapter S Corporation for income tax purposes, and its net income or loss is included in the personal tax returns of the shareholders.

Taxes assessed by governmental authorities on revenue-producing transactions are recorded on a gross basis and are included in taxes and licenses expense on the accompanying statement of operations.

The Company has elected to report the statement of changes in shareholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of March 31, 2016, the IRS has not proposed any adjustment to the Company's tax position.

Practice Development - Costs related to marketing the Company's services are expensed as incurred. Marketing expenses for the year ended March 31, 2016 totaled $1,331, and are included within other expenses on the accompanying statement of operations.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events - The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. As a result of this review, the Company reported no events that would require disclosure or have a material impact on the financial statements.

Note 2 - Investments, at estimated fair value

Private Investment Funds - The Company holds investments in 2 nonpublic investment funds with restricted marketability. No quoted market exists for these investments. Each is stated at the closing fair market value as reported by management of the underlying company (Notes 3 and 7). Management believes this valuation method most fairly presents the amount that would have been realized had the investment been redeemed as of the date of these financial statements. Net investment gain on private investment funds is $2,781 for the fiscal year ended March 31, 2016, and is reflected as net gain from private investment funds on the accompanying statement of operations.

Notes to Financial Statements
Year Ended March 31, 2016

Note 2 - Investments, at estimated fair value
(Continued)

Private Investment Funds	
Balance as of March 31, 2015	$242,735
Change in unrealized gain (loss)	(2,698)
Return of capital	(28,398)
Balance as of March 31, 2016	$211,639

Note 3 - Fair Value Measurement

On January 1, 2009, the Company adopted FASB ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2016.

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investments in securities	$ 273	$ -	$ 273	$ -
Investments in private investment funds	$ 211,640	$ -	$ -	$ 211,640
	$ 211,913	$ -	$ 273	$ 211,640

Liabilities	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Liabilities	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

Notes to Financial Statements
Year Ended March 31, 2016

Note 4 - Furniture and Equipment

Furniture and equipment are recorded at cost.

		Depreciable Life Years
Computer Equipment	$ 28,268	3
Equipment	9,023	3-4
Furniture	15,763	5
Software	686	3
	53,740	
Less: Accumulated Depreciation	(51,519)	
Equipment and Furniture, net	$ 2,221	

Depreciation expense for the fiscal year ended March 31, 2016 was $2,402

Note 5 - Profit Sharing Plan

Effective January 1, 2004, the Company adopted a qualified Profit Sharing Plan (the "Plan"). Employees are eligible to participate in the Plan after completing six (6) months of service and attaining age 21. The Company profit sharing contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The profit sharing contributions are 100% vested at all times. The Company recorded no profit sharing contributions for the year ended March 31, 2016.

Note 6 - Commitments

Leases - The Company leases office space. Rent expense for the fiscal year ended March 31, 2016 totals $75,321, of which $39,975 was paid to a landlord of common ownership, and $13,395 was paid to members of management for the rental of their home office space. Future minimum rental payments under non-cancellable operating leases with an initial term of at least one year as of March 31, 2016 total $35,449.

Note 7 - Major Clients

For the fiscal year ended March 31, 2016, one client accounted for $248,930 or 48% of the Company's total revenues.

Note 8 - Recently Issued Accounting Pronouncements

For the year ending March 31, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9 - Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the SEC. A copy of the report is available for examination at the Company's office or at a regional office of the SEC.

Notes to Financial Statements
Year Ended March 31, 2016

Note 10 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2016, the company had net capital of $71,462 which was $66,462 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($16,057) to net capital was 0.22 to 1.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended March 31, 2016

COMPUTATION OF NET CAPITAL

Shareholders' Equity	$	331,639
DEDUCTIONS		
Accounts receivable		31,873
Due from client, net		6,040
Prepaid expenses		8,131
Investments in private investment funds, at estimated fair value		211,639
Fixed, net of accumulated depreciation of $51,519		2,221
Haircuts on securities		41
Net Capital		71,694
Minimum net capital required		5,000
Excess net capital	$	66,694

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities and aggregate indebtedness	$	16,057

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Percentage of aggregrate indebtedness to net capital		22.40%
Ratio of aggregate indebtedness to net capital		.22:1

The computation of net capital pursuant to Rule 15c3-1 as of March 31, 2016, computed by the Company in its unaudited Form X-17A-5, Part IIA, does not differ significantly from the above computation, which is based on unaudited financial statements.

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
Year Ended March 31, 2016

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See Independent Auditors' Report and Notes to Financial Statements

Thomas Capital Group, Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended March 31, 2016



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Thomas Capital Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Thomas Capital Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Thomas Capital Group, Inc. stated that Thomas Capital Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Thomas Capital Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Thomas Capital Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
May 19, 2016

Thomas Capital Group, Inc
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Thomas Capital Group, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [(2)(i)]

a. The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Thomas Capital Group, Inc."

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year without exception.

I, Stephen Myott, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.



Title: Vice President & Treasurer

Date: 5-17-2016

Thomas Capital Group, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended March 31, 2016



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Thomas Capital Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2016, which were agreed to by Thomas Capital Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Thomas Capital Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Thomas Capital Group, Inc.'s management is responsible for Thomas Capital Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended March 31, 2016, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by Thomas Capital Group, Inc. supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
May 19, 2016

Thomas Capital Group, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended March 31, 2016

	Amount	
Total assessment	$	1,299
SIPC-6 general assessment		
Payment made on November 2, 2015		(1,187)
Less prior overpayment applied		
SIPC-7 general assessment		
Payment made on May 17, 2016		(112)
Total assessment balance (overpayment carried forward)	$	-


ACI
Accounting & Compliance International

May 27, 2016

SEC Washington
Office of Filing & Information
100 F Street NE
Mailstop 8031
Washington, DC 20549

RE: 2016 Audited Financial Statement

To Whom It May Concern:

Enclosed please find the 2016 Audited Financial Statement for Thomas Capital Group, Inc. (SEC #8-50986) that is required to be submitted to your office.

Thank you.

40 Wall Street, Suite 1704
New York, NY 10005
212.668.8700
www.ACIsecure.com

Thomas Capital Group, Inc.

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Year Ended March 31, 2016